Exhibit 99.2

PROXY
ALLOT LTD.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 15, 2025
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Liat Nahum and Rael Kolevsohn, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Ltd., an Israeli company (the “Company” or “Allot”), which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) to be held at the offices of the Company at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, on Wednesday, December 15, 2025, at 2:30 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF
ALLOT LTD.
December 15, 2025
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card
are available at www.allot.com
Please sign, date and mail your proxy card in the envelope provided as soon as possible.
Please detach along perforated line and mail in the envelope provided.

		FOR	AGAINST	ABSTAIN
1.	TO APPROVE AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION, EFFECTIVE IMMEDIATELY UPON THE APPROVAL OF THIS PROPOSAL 1, TO PROVIDE FOR THE ELIMINATION OF THE DIFFERENT CLASSES OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”), SO THAT AFTER COMPLETION OF THEIR CURRENT TERM, THE TERM OF EACH DIRECTOR WHO IS ELECTED OR REELECTED AT OR AFTER THE ANNUAL MEETING SHALL BE ONE YEAR (OTHER THAN OUTSIDE DIRECTORS, AS DEFINED IN THE ISRAEL COMPANIES LAW, 5759-1999, AS AMENDED (THE “ISRAEL COMPANIES LAW”), WHO SHALL CONTINUE TO SERVE FOR FIXED THREE-YEAR TERMS IN ACCORDANCE WITH THE ISRAEL COMPANIES LAW).	☐	☐	☐

		FOR	AGAINST	ABSTAIN
2.	TO REELECT NADAV ZOHAR AS A CLASS I DIRECTOR, TO SERVE UNTIL THE 2028 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, TO SERVE UNTIL THE 2026 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.	TO REELECT CYNTHIA L. PAUL AS A CLASS I DIRECTOR, TO SERVE UNTIL THE 2028 ANNUAL MEETING OF SHAREHOLDERS (OR, IF PROPOSAL 1 IS APPROVED, TO SERVE UNTIL THE 2026 ANNUAL MEETING OF SHAREHOLDERS), AND UNTIL HER SUCCESSOR HAS BEEN DULY ELECTED AND QUALIFIED, OR UNTIL HER OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
4.	TO REELECT STEVEN LEVY AS AN OUTSIDE DIRECTOR OF THE COMPANY, TO SERVE FOR A TERM OF THREE YEARS COMMENCING AS OF THE ANNUAL MEETING, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION OR THE ISRAEL COMPANIES LAW.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
5.	TO APPROVE THE EXISTING COMPENSATION POLICY FOR OFFICERS AND DIRECTORS OF THE COMPANY FOR THE YEARS 2026-2028.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
6.	TO APPROVE AN AMENDMENT TO THE INDEMNIFICATION PROVISIONS OF THE COMPANY’S ARTICLES OF ASSOCIATION.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
7.	TO APPROVE AN AMENDED AND RESTATED INDEMNIFICATION AGREEMENT TO BE ENTERED INTO WITH EACH OF THE COMPANY’S DIRECTORS.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
8.	TO APPROVE AN AMENDED AND RESTATED INDEMNIFICATION AGREEMENT TO BE ENTERED INTO WITH THE COMPANY’S CHIEF EXECUTIVE OFFICER.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
9.	TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025 AND UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE BOARD, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.	☐	☐	☐

The undersigned acknowledges receipt of the Notice of the Annual Meeting of Shareholders and Proxy Statement, dated November 12, 2025.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The proxy will be voted as specified. If a choice is not specified, this proxy will be voted “FOR” all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

IMPORTANT INSTRUCTION (PERSONAL INTEREST): By executing this proxy card, you are deemed to certify that you ARE NOT a controlling shareholder and DO NOT have a personal interest in Proposals 4, 5 OR 8. In particular, every Allot shareholder voting by means of this proxy card, or via a voting instruction form, internet voting or telephone, will be deemed to confirm that he/she/it IS NOT a controlling shareholder and DOES NOT have a personal interest in Proposals 4, 5 or 8. If you are a controlling shareholder or have a personal interest in Proposals 4, 5 or 8, please contact the Company’s General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who should contact us on your behalf.

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:          Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.